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EXHIBIT 12.1

LKQ CORPORATION AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In Thousands, Except Ratios)
(Unaudited)

	Years Ended December 31,
	2003	2004	2005	2006	2007
Income before provision for income taxes	$24,153	$33,857	$51,683	$72,821	$108,271
Fixed charges	4,915	4,883	6,677	13,197	28,865
Amortization of capitalized interest, net of interest capitalized	—	—	—	—	(425)

Earnings available for fixed charges	$29,068	$38,740	$58,360	$86,018	$136,711

Fixed charges:
Interest expense, including amortization of debt issuance costs	$2,074	$1,551	2,228	5,955	17,758
Capitalized interest	—	—	—	—	425
Portion of rental expense representative of interest	2,841	3,332	4,449	7,242	10,682

Total fixed charges	$4,915	$4,883	$6,677	$13,197	$28,865

Ratio of earnings to fixed charges	5.9	7.9	8.7	6.5	4.7

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  EXHIBIT 12.1
LKQ CORPORATION AND SUBSIDIARIES Computation of Ratio of Earnings to Fixed Charges (In Thousands, Except Ratios) (Unaudited)